

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2023

Dave Chan Ming
Chief Executive Officer
SU Group Holdings Ltd
Unit 01 – 03, 3/F, Billion Trade Centre
31 Hung To Road, Kwun Tong
Kowloon, Hong Kong

Re: SU Group Holdings Ltd
 Amendment No. 1 to Registration Statement on Form F-1
 Filed December 11, 2023
 File No. 333-275705

Dear Dave Chan Ming:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

Prospectus Summary
Recent Developments, page 13

1. Please balance your preliminary revenue and metrics figures by including disclosures that:
   • put the preliminary figures into context,
   • provide information as to your costs and expenses and
   • discuss whether trends in revenues and costs and expenses during the recent period are consistent with those discussed in management's discussion and analysis.
   Also, please remove your statement that your final results may differ materially from the estimates you are presenting, as it implies that investors should not rely on the information presented.

   Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any other questions.

              Sincerely,

              Division of Corporation Finance
              Office of Trade & Services

cc: Richard Anslow, Esq.